Exhibit 99.1

Sapiens Wins 2021 Celent XCelent Award for Property & Casualty Claims Systems in EMEA

Sapiens ClaimsMaster (IDITSuite) wins XCelent Award for Breadth of Functionality

May 19, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens ClaimsMaster, the claims module of Sapiens IDITSuite for Property and Casualty has won Celent’s XCelent award for the Breadth of Functionality category. The recognition of Sapiens as Celent’s “Top Performer” marks yet another XCelent award that Sapiens has received for IDITSuite and associated modules, illustrating Sapiens’ depth of impact, breadth of knowledge and understanding of the global P&C/general insurance industry. Sapiens was one of only two vendors recognized in the report for working on using the power of IoT data as an additional offering.

Sapiens was also awarded a 2021 Celent XCelent for Customer Base for its recently acquired company, Tia Technology.

Research and consulting firm Celent analyzed 20 claims administration systems in the EMEA region for P&C/general insurance, using the Celent ABCD Vendor View, a resource for identifying premier technology solutions serving the insurance and financial industries. The vendor view shows the relative positions of each vendor in four categories: advanced and agile technology, breadth of functionality, customer base, and depth of customer services.

“Sapiens is honored to receive another prestigious Celent XCelent Award. We are especially proud of the excellent customer feedback that Celent included in the report because it reflects one of our main differentiators - our focus on business solutions and technology designed to solve business goals,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens continuously invests in our product offerings, to make sure we exceed customers’ expectations.”

The customer feedback in the report reflects Sapiens’ position as an established leading vendor across EMEA and APAC. Customers praised Sapiens for its “strong partnership approach, responsiveness, openness, fantastic engagement with the customer base and ability to administer changes to the system in house.”

In the April 2021 report, Sapiens IDITSuite was singled out for its “strong presence in Europe, with more clients in the Nordics and across EMEA in this year’s report. Celent expects to see further growth in their customer base in coming years.”

Celent’s evaluation favored technology solutions that can be installed on premise or on the cloud, leveraging cloud capabilities. The report added: “Sapiens offers a strong, rich user interface and configuration capability, as discussed in the prior claims reports. …and is increasingly investing in their digital capabilities surrounding the Sapiens IDITSuite core and other general insurance core systems in their portfolio. This includes greater investment in the API capabilities of the broader platform as well as bringing in components from Sapiens’ acquisitions in Europe.”

Sapiens IDITSuite is Sapiens’ flagship platform for global insurers in EMEA and APAC as well as for global players. IDITSuite is a cloud-enabled, component-based, holistic software solution that offers policy, billing and claims software. IDITSuite supports end-to-end core operations and processes for non-life and general insurance from inception, to renewal and claims. Our pre-integrated, fully digital suite offers customer and agent portals, business intelligence and more.

To download the report, click here.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

Investors Contact

Daphna Golden

Vice President, Head of Investor Relations, Sapiens

ir@sapiens.com

www.sapiens.com